SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00
NIRE [Corporate Registration Identification Number] 35.300.368.941

MATERIAL FACT NOTICE

Ambev S.A. (“Company”) informs that its Board of Directors, in a meeting held today, approved, pursuant to article 30, Paragraph 1st, “b”, of Law 6,404/76 and CVM Instruction 567/15, a share buyback program of shares issued by the Company (“Program”) up to the limit of 5,700,000 common shares, with the primary purpose of covering any share delivery requirements contemplated in the Company's share-based compensation plans or to be held in treasury, canceled and/or subsequently transferred. The program will be in effect until September 18, 2022, as detailed in the Notice Regarding the Negotiation of Shares Issued by the Company, together with other information, in the form of Exhibit 30-XXXVI of CVM Instruction No. 480/09 as disclosed today. The Company has 4,357,308,131 outstanding shares as defined in CVM Instruction 567/15. The acquisition will occur as per a deduction of the capital reserve account recorded in the balance sheet dated as of December 31, 2020. The transaction will be carried out through one or more of the following financial institutions: UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (CNPJ No. 02.819.125/0001-73) and Itaú Corretora de Valores S.A. (CNPJ No. 61.194.353/0001-64).

Additional information about the Program is available to shareholders on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br) and the Company (ri.ambev.com.br).

São Paulo, March 18, 2021.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer